NOTES

	Notes Linked to the S&P 500® Index
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The S&P 500® Index (Bloomberg symbol: "SPX")
Payout Profile at Maturity	• 1.25-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value. • A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 20% (e.g., if the negative return of the Market Measure is -10%, you will receive a positive return of +10%) • 1-to-1 downside exposure to decreases in the Market Measure beyond a 20% decline, with up to 80% of your principal at risk
Capped Value	[$15.10 to $15.70] per unit, a [51% to 57%] return over the principal amount, to be determined on the pricing date.
Participation Rate	125%
Threshold Value	80% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a level which is not below the threshold, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420419002926/tv511494_fwp.htm
Exchange Listing	No



This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 80% of the principal amount.
- Your potential for a positive return based on the depreciation of the Market Measure is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 80% of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to 20%. Any decline in the Ending Value from the Starting Value by more than 20% will result in a loss, rather than a positive return, on the notes.
- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

 **Enhanced Return**